SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (Amendment No.   )

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☒ Definitive Proxy Statement

☐ Definitive Additional Materials

☐ Soliciting Material under § 240.14a-12

Peoples Bancorp Inc.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

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Peoples Bancorp Inc. • 138 Putnam Street • P.O. Box 738
Marietta, OH 45750-0738
Telephone: (740) 374-6136
www.peoplesbancorp.com

December 17, 2008

Dear Fellow Shareholders:

This letter is to inform you of an opportunity for Peoples Bancorp Inc. ("Peoples") that requires us to conduct a Special Meeting of Shareholders.

On October 31, 2008, the Board of Directors of Peoples took action to access a much-publicized source of capital being offered by the U.S. Department of the Treasury ("U.S. Treasury"), authorizing the submission of an application to participate in the voluntary Capital Purchase Program. The Capital Purchase Program targets "healthy institutions" and was created by the U.S. Treasury as part of the Troubled Asset Relief Program instituted under the Emergency Economic Stabilization Act of 2008, in order to restore stability to the U.S. financial system. The Board of Directors authorized management to apply for participation in the Capital Purchase Program at a level of approximately $39 million, which represents 3% of Peoples' total risk-weighted assets.

On November 12, 2008, Peoples received preliminary approval from the U.S. Treasury of its application to access $39 million of capital. Under the Capital Purchase Program, Peoples would issue to the U.S. Treasury:

- $39 million of non-voting cumulative perpetual preferred shares ("Senior Preferred Shares") that carry a 5% coupon for each of the first five years and 9% per year thereafter.

- A warrant to purchase Peoples common shares amounting to 15% of the Senior Preferred Share amount, with the exercise price based on the 20-day average closing price for the period ended on the last trading day prior to Peoples receiving preliminary approval from the U.S. Treasury. Based on an average closing price of $18.66, the U.S. Treasury would be issued a warrant to purchase 313,505 common shares, or approximately 3% of Peoples' outstanding common shares on November 11, 2008.

Participation in the Capital Purchase Program is voluntary and should be considered as an investment by the U.S. Treasury in the future of the financial services industry. While Peoples is a well-capitalized institution, we believe that participation in the Capital Purchase Program will benefit our clients, the company and our shareholders by giving us the ability to enhance our already strong capital levels in this challenging environment. Raising capital under the U.S. Treasury's program will provide Peoples with additional strength to lend and serve our clients in our communities and enhance shareholder value through business expansion opportunities.

Peoples' Board of Directors solicits your proxy for the Special Meeting of Shareholders to vote to amend Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue preferred shares. Peoples is not currently authorized to issue preferred shares under its Amended Articles of Incorporation, which is a prerequisite to participation in the Capital Purchase Program.

The Board of Directors of Peoples urges you to vote "*FOR*" the amendment to our Amended Articles of Incorporation. Peoples is joining a long list of other healthy financial institutions across the country accessing this capital. Your approval of this proposed amendment will give us the added strength to be successful in the long-term.

Enclosed you will find the following items pertaining to the Special Meeting of Shareholders to be held at 11:00 a.m., Eastern Standard Time, on Thursday, January 22, 2009 in the Delta Queen Room at the Lafayette Hotel in Marietta, Ohio:

- Notice of Special Meeting of Shareholders
- Proxy Statement
- Proxy Card
- Postage-Paid Return Envelope

It is important that you review the enclosed information and your proxy card be signed, dated and returned promptly in the enclosed envelope as soon as possible. A failure to vote will have the effect of a vote "*AGAINST*" the proposed amendment to our Amended Articles of Incorporation.

Also, please be advised that last month some shareholders were *inadvertently mailed preliminary copies* of the Letter to Shareholders, Notice of Special Meeting of Shareholders, Proxy Statement and proxy card. Please be advised that these materials, dated November 24, 2008, should not have been mailed. I apologize for the error. **If you voted your common shares as a result of the inadvertent mailing, please understand that <u>you must vote your common shares again</u> based on the definitive proxy materials enclosed with this letter. Again, I apologize for any confusion that might have been caused.**

We remain focused on executing our strategic plan. Despite the dramatic changes in the financial services industry this year, we are focused on serving our clients and taking care of their needs. On behalf of our directors and staff, thank you for your continued support.

Sincerely,

Mark F. Bradley
President and Chief Executive Officer



Peoples Bancorp Inc. • 138 Putnam Street • P.O. Box 738
Marietta, OH 45750-0738
Telephone: (740) 374-6136
www.peoplesbancorp.com

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Dear Fellow Shareholders:

A Special Meeting of Shareholders (the "Special Meeting") of Peoples Bancorp Inc. ("Peoples") will be held in the Delta Queen Room of the Lafayette Hotel, 101 Front Street, Marietta, Ohio 45750, on Thursday, January 22, 2009, at 11:00 a.m., Eastern Standard Time, for the following purposes:

1. To consider and vote upon a proposal to adopt an amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares.

2. To consider and vote upon a proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Special Meeting to adopt the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation.

3. To consider and act upon any other business which properly comes before the Special Meeting or any adjournment thereof. Peoples' Board of Directors is not aware of any other business to come before the Special Meeting.

Your Board of Directors recommends that you vote **"FOR"** the adoption of the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares. Your Board of Directors also recommends that you vote **"FOR"** the approval of the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Special Meeting to adopt the proposed amendment to Article FOURTH to Peoples' Amended Articles of Incorporation.

Action may be taken on the foregoing proposals at the Special Meeting on the date specified, or on any date to which, by original or later adjournment, the Special Meeting may be adjourned. If you were a shareholder of record at the close of business on December 10, 2008, you will be entitled to vote in person or by proxy at the Special Meeting and any adjournment thereof.

You are cordially invited to attend the Special Meeting. Your vote is important, regardless of the number of common shares you own. Whether or not you plan to attend the Special Meeting in person, it is important that your common shares be represented. As soon as possible, please sign, date and return your proxy card. A return envelope, which requires no postage if mailed in the United States, has been provided for your use. If you are a holder of record, you also may cast your vote in person at the Special Meeting.

Please vote as soon as possible.

By Order of the Board of Directors,

Rhonda L. Mears

December 17, 2008

RHONDA L. MEARS
Corporate Secretary

PEOPLES BANCORP INC.
138 Putnam Street
P.O. Box 738
Marietta, Ohio 45750-0738
(740) 374-6136
www.peoplesbancorp.com

PROXY STATEMENT FOR SPECIAL MEETING OF SHAREHOLDERS

To Be Held January 22, 2009

INTRODUCTION

We are sending this Proxy Statement and the accompanying proxy card to you as a shareholder of Peoples Bancorp Inc., an Ohio corporation ("Peoples"), in connection with the solicitation of proxies for the Special Meeting of Shareholders (the "Special Meeting") to be held in the Delta Queen Room of the Lafayette Hotel, 101 Front Street, Marietta, Ohio 45750, on Thursday, January 22, 2009, at 11:00 a.m., Eastern Standard Time. Peoples' Board of Directors is soliciting proxies for use at the Special Meeting, or any adjournment thereof. Only shareholders of record as of the close of business on December 10, 2008, which we refer to as the record date, will be entitled to vote at the Special Meeting. The proxy solicitation materials for the Special Meeting will be distributed to shareholders of record on or about December 17, 2008.

INFORMATION ABOUT THE SPECIAL MEETING

Why is Peoples holding a Special Meeting of Shareholders?

The recent challenges experienced as a result of turbulence in the financial markets make it necessary for financial institutions to not only preserve existing capital, but also supplement such capital as a protection against further economic difficulties. Recently, certain capital-raising opportunities have been presented by the United States Department of the Treasury (the "U.S. Treasury") that provide Peoples with options to raise capital in a low-cost manner. While Peoples' capital position is already strong and well above the minimums to be considered "well-capitalized" under applicable regulatory guidelines, management would like to access this capital to ensure that during these uncertain economic times, Peoples is well-positioned to support its existing operations as well as anticipated future growth.

When is the Special Meeting?

Thursday, January 22, 2009, at 11:00 a.m., Eastern Standard Time.

Where will the Special Meeting be held?

In the Delta Queen Room of the Lafayette Hotel, 101 Front Street, Marietta, Ohio 45750.

What matters will be voted upon at the Special Meeting?

At the Special Meeting, shareholders will consider and vote upon the following matters:

1.   A proposal to adopt an amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares -- Item 1 on the accompanying proxy card.

2.   A proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Special Meeting to adopt the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation -- Item 2 on the accompanying proxy card.

3.   Any other business which properly comes before the Special Meeting or any adjournment thereof. Peoples' Board of Directors is not aware of any other business to come before the Special Meeting.

Why is the amendment to Article FOURTH of Peoples' Amended Articles of Incorporation necessary?

The Board of Directors believes that the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares is advisable and in the best interests of Peoples and its shareholders for several reasons. The primary objective of the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize the issuance of preferred shares is to enable Peoples to participate in the U.S. Treasury's recently announced Capital Purchase Program (the "Capital Purchase Program"), instituted under the Emergency Economic Stabilization Act of 2008. The Capital Purchase Program was announced by the U.S. Treasury on October 14, 2008, as part of the Troubled Asset Relief Program ("TARP"). The purpose of the Capital Purchase Program is to encourage U.S. financial institutions to build capital to increase the flow of credit to U.S. businesses and consumers on competitive terms to promote the sustained growth and vitality of the U.S. economy.

On November 3, 2008, Peoples applied to participate in the Capital Purchase Program. Peoples received preliminary approval of its application on November 12, 2008. Peoples proposes to sell $39,000,000 of Senior Preferred Shares, as defined on page 7 under "**Terms of the Capital Purchase Program**", to the U.S. Treasury, representing the maximum 3% of Peoples' total risk-weighted assets which may be sold under the Capital Purchase Program. Although Peoples is currently well-capitalized under applicable regulatory guidelines, the Board of Directors believes it is advisable to take advantage of the Capital Purchase Program to raise additional capital to ensure that during these uncertain economic times, Peoples is well-positioned to support its existing operations as well as anticipated future growth. Because Peoples is not currently authorized to issue preferred shares under its Amended Articles of Incorporation, it is necessary for Peoples to amend its Amended Articles of Incorporation to authorize preferred shares in order to participate in the Capital Purchase Program. However, even if the proposed amendment to Peoples' Amended Articles of Incorporation is adopted, there can be no assurance that Peoples will issue any Senior Preferred Shares to the U.S. Treasury thereunder.

The authorization of the preferred shares would permit the Board of Directors to issue such preferred shares without further shareholder approval or delay and, thereby, provide Peoples with maximum flexibility in growing our business through new loan opportunities as well as structuring acquisitions, joint ventures, strategic alliances, capital-raising transactions and for other corporate purposes. The preferred shares would enable Peoples to respond promptly to and take advantage of market conditions and other favorable opportunities without incurring the delay and expense associated with calling a special meeting of shareholders to approve a contemplated issuance of preferred shares. The Board of Directors believes that this will also help to reduce costs because it will not have to seek additional shareholder approval to issue the preferred shares unless it is required to obtain shareholder approval for the transaction under the rules of The NASDAQ Stock Market ("NASDAQ"), the stock exchange on which Peoples' common shares are listed.

Who can vote?

You are entitled to vote your common shares if Peoples' shareholder records show that you held Peoples common shares as of the close of business on December 10, 2008, the record date for the Special Meeting.

Each shareholder is entitled to one vote for each common share held on December 10, 2008. At the close of business on December 10, 2008, there were 10,426,132 common shares outstanding and entitled to vote. The common shares are the only class of stock of Peoples presently outstanding.

How do I vote?

If you were the record holder of common shares of Peoples as of December 10, 2008, you may vote your common shares in person by attending the Special Meeting or, to ensure that your common shares are represented at the Special Meeting, you may vote your common shares by signing and returning the accompanying proxy card in the postage-paid envelope provided.

How do I vote if my common shares are held in "street name"?

If you hold your common shares in "street name" through a broker, a financial institution or another nominee, then that nominee is considered the shareholder of record for voting purposes and should give you instructions for voting your common shares. As a beneficial owner, you have the right to direct that nominee how to vote the common shares held in your account. Your nominee may only vote the common shares of Peoples that it holds for you in accordance with your instructions. If you hold your common shares in "street name," you may be eligible to appoint your proxy electronically via the Internet or telephonically and may incur costs associated with the electronic access or telephone usage.

If you hold your common shares in "street name" and wish to attend the Special Meeting and vote in person, you must bring an account statement or letter from your broker, financial institution or other nominee authorizing you to vote on behalf of such nominee. The account statement or letter must show that you were the direct or indirect beneficial owner of the common shares on December 10, 2008, the record date for voting at the Special Meeting.

How will my common shares be voted?

Those common shares represented by properly executed proxy cards that are received prior to the Special Meeting, and not subsequently revoked, will be voted in accordance with your instructions by your proxy. If you submit a valid proxy card prior to the Special Meeting, but do not provide voting instructions, your proxy will vote your common shares as recommended by the Board of Directors, except in the case of broker non-votes where applicable, as follows:

- "**FOR**" the adoption of the amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares; and

- "**FOR**" the approval of the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Special Meeting to adopt the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation.

No appraisal or dissenters' rights exist for any action proposed to be taken at the Special Meeting. If any other matters are properly presented for voting at the Special Meeting, the persons appointed as proxies will vote on those matters, to the extent permitted by applicable law, in accordance with their best judgment.

How do I change or revoke my proxy?

Shareholders who submit proxies retain the right to revoke them at any time before they are exercised. Unless revoked, the common shares represented by such proxies will be voted at the Special Meeting and any adjournment thereof. You may revoke your proxy at any time before it is actually exercised at the Special Meeting by:

- filing a written notice of revocation with the Corporate Secretary of Peoples, at 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738;

- executing and returning a later-dated proxy card; or

- attending the Special Meeting and giving notice of revocation in person.

Attendance at the Special Meeting will not, by itself, revoke your proxy.

The last-dated proxy you submit (by any means) will supersede any previously submitted proxy. If you hold your common shares in "street name" and instructed your broker, financial institution or other nominee to vote your common shares and you would like to revoke or change your vote, then you must follow the instructions received from your nominee to change your vote.

If I vote in advance, can I still attend the Special Meeting?

Yes. You are encouraged to vote promptly, by returning your signed proxy card by mail, so that your common shares will be represented at the Special Meeting. However, appointing a proxy does not affect your right to attend the Special Meeting and vote your common shares in person.

What constitutes a quorum and how many votes are required for adoption of the proposals?

Under Peoples' Code of Regulations, a majority of the outstanding common shares present in person or represented by proxy will constitute a quorum at the Special Meeting. Both abstentions and broker non-votes are counted as being present for purposes of determining the presence of a quorum. There were 10,426,132 Peoples common shares outstanding and entitled to vote on December 10, 2008, the record date. A majority of the outstanding common shares, or 5,213,067 common shares, present in person or represented by proxy, will constitute a quorum. A quorum must exist to conduct business at the Special Meeting.

Under Ohio law and Peoples' Amended Articles of Incorporation, the adoption of the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation requires the affirmative vote of the holders of at least a majority of Peoples' common shares outstanding and entitled to vote at the Special Meeting. Approval of an adjournment of the Special Meeting requires the affirmative vote of the holders of a majority of the common shares of Peoples, present in person or represented by proxy, at the Special Meeting.

Both the proposal to adopt the amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares and the proposal to approve the adjournment of the Special Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Special Meeting to adopt the proposal amendment to Article FOURTH of Peoples' Amended Articles of Incorporation, are "non-routine" items. Therefore, a broker holding common shares for a beneficial owner in "street name" may vote on these proposals only if the beneficial owner has provided voting instructions. A "broker non-vote" occurs when a broker holding common shares for a beneficial owner is unable to vote on a proposal because the proposal is non-routine and the beneficial owner does not provide any voting instructions.

The following sets forth the votes required, and the impact of abstentions and broker non-votes, if any, on the two proposals:

Item	Vote Required	Impact of Abstentions and Broker Non-Votes, if any
Amendment to Article FOURTH of Peoples' Amended Articles of Incorporation	Approval of at least a majority of the outstanding common shares	• Abstention will not count as a vote cast on the proposal but has the same effect as a vote "**AGAINST**" the proposal • Broker non-vote will have same effect as a vote "**AGAINST**" the proposal
Adjournment of the Special Meeting	Approval of a majority of the common shares present in person or represented by proxy and entitled to vote at the Special Meeting	• Abstention will not count as a vote cast on the proposal but has the same effect as a vote "**AGAINST**" the proposal • Broker non-vote will not count as a vote on the proposal and will not affect the outcome of the vote

Peoples' policy is to keep confidential proxy cards, ballots and voting tabulations that identify individual shareholders. However, exceptions to this policy may be necessary in some instances to comply with legal requirements and, in the case of any contested proxy solicitation, to verify the validity of proxies presented by any person and the results of the voting. Inspectors of election and any employees associated with processing proxy cards or ballots and tabulating the vote must acknowledge their responsibility to comply with this policy of confidentiality.

What is the recommendation of Peoples' Board of Directors?

Peoples' Board of Directors recommends that each shareholder vote "**FOR**" the adoption of the amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares and "**FOR**" the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Special Meeting to adopt the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation.

What will the consequences be if the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation is not adopted?

If the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize Peoples to issue up to 50,000 preferred shares is not adopted, Peoples will not be able to take advantage of the Capital Purchase Program. While Peoples' capital position is already sound and well above the minimums required to be considered well-capitalized under applicable regulatory guidelines, the Board of Directors believes that it is advisable to take advantage of the Capital Purchase Program to raise additional capital to ensure that, during these uncertain economic times, Peoples is well-positioned to support its existing operations as well as anticipated future growth.

Who pays the cost of proxy solicitation?

Peoples will pay the costs of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy card and other related materials and all other costs incurred in connection with the solicitation of proxies on behalf of the Board of Directors, other than the Internet access and telephone usage charges mentioned above. Although we are soliciting proxies by mailing these proxy materials to our shareholders, the directors, officers and employees of Peoples and our subsidiaries also may solicit proxies by further mailing, personal contact, telephone, facsimile or electronic mail without receiving any additional compensation for such solicitations. Arrangements will also be made with brokerage firms, financial institutions and other nominees who are record holders of common shares of Peoples for the forwarding of solicitation materials to the beneficial owners of such common shares. Peoples will reimburse these brokers, financial institutions and nominees for their reasonable out-of-pocket costs in connection therewith.

ADOPTION OF AMENDMENT TO ARTICLE FOURTH OF THE AMENDED ARTICLES OF INCORPORATION TO AUTHORIZE PEOPLES TO ISSUE UP TO 50,000 PREFERRED SHARES
(Item 1 on Proxy Card)

General

Under Peoples' existing Amended Articles of Incorporation, Peoples does not have the authority to issue preferred shares. If the shareholders adopt the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation, Peoples will be authorized to issue up to 50,000 preferred shares, without par value. The Board of Directors will be authorized to provide for the issuance of one or more series of preferred shares and, in connection with the creation of any such series, to adopt an amendment to Peoples' Amended Articles of Incorporation determining, in whole or in part, the express terms of any such series to the fullest extent permitted under Ohio law. As such, the preferred shares would be available for issuance without further action by Peoples' shareholders, except as may be required by applicable law or pursuant to the rules of NASDAQ.

Reasons for Adoption of the Proposed Amendment

The Board of Directors believes that the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to authorize the issuance of the preferred shares is advisable and in the best interests of Peoples and its shareholders for several reasons. The primary objective of the proposed amendment to Article FOURTH of the Amended Articles of Incorporation to authorize the issuance of preferred shares is to enable Peoples to participate in the U.S. Treasury's Capital Purchase Program. The purpose of the Capital Purchase Program is to encourage U.S. financial institutions to build capital to increase the flow of credit to U.S. businesses and consumers on competitive terms to promote the sustained growth and vitality of the U.S. economy.

On November 3, 2008, Peoples applied to participate in the Capital Purchase Program. On November 12, 2008, Peoples received preliminary approval of its application. Peoples proposes to sell $39,000,000 of Senior Preferred Shares to the U.S. Treasury, representing the maximum 3% of Peoples' total risk-weighted assets which may be sold under the Capital Purchase Program. Although Peoples is currently well-capitalized under applicable regulatory guidelines, the Board of Directors believes it is advisable to take advantage of the Capital Purchase Program to raise additional capital to ensure that, during these uncertain economic times, Peoples is well-positioned to support its existing operations as well as anticipated future growth. Because Peoples is not currently authorized to issue preferred shares under its Amended Articles of Incorporation, it is necessary for Peoples to amend its Amended Articles of Incorporation to authorize preferred shares in order to participate in the Capital Purchase Program.

However, even if the proposed amendment to Peoples' Amended Articles of Incorporation is adopted, there can be no assurance that Peoples will issue any senior preferred shares to the U.S. Treasury under the Capital Purchase Program.

The authorization of the preferred shares would permit the Board of Directors to issue such preferred shares without shareholder approval or delay and, thereby, provide Peoples with maximum flexibility in growing our business through new loan opportunities as well as structuring acquisitions, joint ventures, strategic alliances, capital-raising transactions and for other corporate purposes. The preferred shares would enable Peoples to respond promptly to and take advantage of market conditions and other favorable opportunities without incurring the delay and expense associated with calling a special meeting of shareholders to approve a contemplated issuance of shares. The Board of Directors believes that this will also help to reduce costs because it will not have to seek additional shareholder approval to issue the preferred shares unless it is required to obtain shareholder approval for the transaction under the rules of NASDAQ.

Terms of the Capital Purchase Program

The Capital Purchase Program was announced by the U.S. Treasury on October 14, 2008, as part of the TARP. Pursuant to the Capital Purchase Program, the U.S. Treasury will purchase up to $250 billion of senior preferred shares on standardized terms from qualifying financial institutions. Under the Capital Purchase Program, eligible financial institutions can generally apply to issue senior preferred shares to the U.S. Treasury in aggregate amounts between 1% and 3% of the institution's risk-weighted assets.

On November 3, 2008, Peoples applied for an investment by the U.S. Treasury of $39,000,000 (representing the maximum 3% of Peoples' risk-weighted assets). On November 12, 2008, Peoples received preliminary approval to participate in the Capital Purchase Program. Under the conditions announced by the U.S. Treasury for participation in the Capital Purchase Program, a participating financial institution is given a limited period of time following preliminary approval of its application to satisfy all requirements for participation and to complete the issuance of the senior preferred shares to the U. S. Treasury.

If Peoples participates in the U.S. Treasury's Capital Purchase Program, the U.S. Treasury would purchase from Peoples cumulative perpetual preferred shares, with a liquidation preference of at least $1,000 per share (the "Senior Preferred Shares"). Based upon the investment of $39,000,000 which the U.S. Treasury preliminarily approved on November 12, 2008, Peoples would issue 39,000 Senior Preferred Shares, each with a liquidation preference of $1,000 per share. The Senior Preferred Shares would constitute Tier 1 capital and would rank senior to Peoples' common shares. The Senior Preferred Shares would pay cumulative dividends at a rate of 5% per annum for the first five years and would reset to a rate of 9% per annum after year five. Dividends would be payable quarterly in arrears.

The Senior Preferred Shares would be non-voting shares, but would have class voting rights on (i) any authorization or issuance of shares ranking senior to the Senior Preferred Shares; (ii) any amendment to the rights of the Senior Preferred Shares; or (iii) any merger, consolidation, share exchange, reclassification or similar transaction which would adversely affect the rights of the Senior Preferred Shares. In the event that the cumulative dividends described above were not paid in full for an aggregate of six dividend periods or more, whether or not consecutive, the authorized number of directors of Peoples would automatically be increased by two and the holders of the Senior Preferred Shares would have the right to elect two directors. The right to elect directors would end when dividends have been paid in full for four consecutive dividend periods.

The Senior Preferred Shares would be redeemable after three years at their issue price, plus any accrued and unpaid dividends. Prior to the end of three years after the U.S. Treasury's investment, the Senior Preferred Shares could only be redeemed using the proceeds of an offering of other Tier 1 qualifying perpetual preferred shares or common shares which yields at least 25% of the issue price of the Senior Preferred Shares. Any such redemption must be approved by Peoples' primary federal bank regulator – the Federal Reserve Board. The U.S. Treasury would be permitted to transfer the Senior Preferred Shares to a third party at any time.

Each financial institution participating in the Capital Purchase Program must also issue a warrant (the "Warrant") to the U.S. Treasury to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury. The initial exercise price for the Warrant, and the market price for determining the number of common shares subject to the Warrant, will be calculated based on the average of the closing prices of Peoples' common shares on the 20 trading days ending on the last trading day prior to November 12, 2008, which is the date Peoples' application for participation in the Capital Purchase Program was preliminarily approved by the U.S. Treasury. Based on the investment of $39,000,000 which the U.S. Treasury preliminarily approved and the average of the closing prices of Peoples' common shares on the 20 trading days ended November 11, 2008 ($18.66), the number of Peoples common shares subject to the Warrant will be approximately 313,505, or 3.0%, of the common shares outstanding on November 11, 2008. The Warrant will have a term of 10 years. If Peoples completes one or more offerings of other Tier 1 qualifying perpetual preferred shares or common shares on or before December 31, 2009, that result in Peoples receiving aggregate gross proceeds of not less than 100% of the aggregate liquidation preference of the Senior Preferred Shares, the number of common shares underlying the Warrant held by the U.S. Treasury will be reduced by a number of common shares equal to the product of (i) the number of common shares originally underlying the Warrant (taking into account all anti-dilution adjustments) and (ii) 0.5.

If Peoples participates in the Capital Purchase Program, it will be required to prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended, to register for resale the Senior Preferred Shares and the Warrant and the underlying common shares purchasable upon exercise of the Warrant. The registration statement must be filed as soon as practicable, and in any event within 30 days, after the closing of the U.S. Treasury's investment.

As long as the Senior Preferred Shares remain outstanding, unless all accrued and unpaid dividends for all past dividend periods on the Senior Preferred Shares are fully paid, Peoples would not be permitted to declare or pay dividends on any common shares, any junior preferred shares or any preferred shares ranking *pari passu* with the Senior Preferred Shares (other than in the case of *pari passu* preferred shares, dividends on a pro rata basis with the Senior Preferred Shares), nor would Peoples be permitted to repurchase or redeem any common shares or preferred shares other than the Senior Preferred Shares. Unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the U.S. Treasury's investment, any increase in common share dividends would be prohibited without the prior approval of the U.S. Treasury. In addition, unless the Senior Preferred Shares have been transferred or redeemed in whole, until the third anniversary of the U.S. Treasury's investment, the U.S. Treasury's consent would be required for any share repurchases other than repurchases of the Senior Preferred Shares and repurchases of junior preferred shares or common shares in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice.

To participate in the Capital Purchase Program, Peoples will be required to adopt the U.S. Treasury's standards for executive compensation and corporate governance, for the period during which the U.S. Treasury holds equity issued under the Capital Purchase Program. These standards generally apply to the chief executive officer, chief financial officer, plus the next three most highly compensated executive officers. Peoples would be required to meet certain standards, including: (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) requiring a clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibiting certain severance payments to a senior executive, generally referred to as "golden parachute" payments, above specified limits set forth in the U.S. Internal Revenue Code; and (4) agreeing not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive – for this purpose, all compensation paid to the senior executive for the applicable tax year is taken into account, including certain qualified performance-based compensation normally deductible under Section 162(m) of the U.S. Internal Revenue Code. The Board of Directors does not anticipate that any material changes would need to be made to Peoples' existing compensation plans and arrangements to comply with the U.S. Treasury's standards for executive compensation and corporate governance.

The foregoing description of the Capital Purchase Program is based on the information currently available regarding the Capital Purchase Program and does not purport to be complete in all respects. The terms of the Capital Purchase Program, including the terms of the Senior Preferred Shares and of the Warrant, are set forth in the form of Securities Purchase Agreement--Standard Terms, form of Letter Agreement, form of Standard Provisions of the Senior Preferred Shares, form of Warrant and related documentation made publicly available by the U.S. Treasury and to be executed by the U.S. Treasury and each participating institution.

Pro Forma Effect on Peoples' Financial Statements

Overview

Peoples has placed great emphasis on protecting and enhancing its strong capital position and liquidity levels during this difficult credit cycle. While current capital ratios for both Peoples and its banking subsidiary Peoples Bank, National Association ("Peoples Bank") exceed regulatory capital requirements for well capitalized financial institutions, the Board of Directors believes Peoples should take all necessary steps, including participating in the Capital Purchase Program, to achieve higher capital levels that will position Peoples and Peoples Bank to remain strong through this economic downturn. However, if shareholders do not adopt the proposed amendment to Peoples' Amended Articles of Incorporation described in this Proxy Statement, Peoples would be precluded from participating in the Capital Purchase Program, which is one of the most cost-effective methods for any financial institution to further strengthen its capital base in the current business environment.

If Peoples participates in the Capital Purchase Program, substantially all of the proceeds from the sale of Senior Preferred Shares likely would be used to infuse additional capital into its banking subsidiary, Peoples Bank. This additional capital would provide Peoples Bank with additional strength to lend and serve its customers during these uncertain economic times, as well as grow its balance sheet through expansion opportunities that could be presented in the future. Peoples may use a portion of the proceeds for other general corporate purposes, such as financing new financial services offices or other capital improvements, creating or acquiring non-bank providers of financial services and continuing to expand and/or upgrade products, systems and operations. However, because of the dynamic nature of liquidity management, it is not possible to determine the actual uses of the proceeds Peoples will ultimately make if it issues the Senior Preferred Shares to the U.S. Treasury under the Capital Purchase Program given current economic conditions. Regardless of the long-term use of the proceeds, Peoples expects to use the proceeds from the sale of Senior Preferred Shares initially to reduce the amount of short-term borrowings, consisting primarily of overnight advances from the Federal Home Loan Bank.

In managing its consolidated balance sheet, Peoples depends on access to a variety of sources of funding to maintain a sufficient level of liquidity to meet its commitments and other cash needs. Deposits serve as the primary source of liquidity and funding for lending activities. Cash flows from both the loan and investment portfolios also provide a relatively stable source of funds. Peoples also uses various wholesale funding sources as supplemental funding sources. While participation in the Capital Purchase Program would allow Peoples to improve its liquidity position, management believes the current liquidity position is sufficient to meet its contractual obligations and anticipated cash needs.

Pro Forma Financial Information

The unaudited pro forma condensed consolidated financial data set forth below has been derived by the application of pro forma adjustments to our historical financial statements for the nine months ended September 30, 2008, and the fiscal year ended December 31, 2007. The unaudited pro forma condensed consolidated financial data give effect to the events discussed below as if they had occurred on January 1, 2007 for the condensed consolidated statements of income and September 30, 2008, for the condensed consolidated balance sheet data and capital ratios:

- The issuance of a minimum of $13,000,000, or 1% of Peoples' total risk-weighted assets, and a maximum of $39,000,000, or 3% of Peoples' total risk-weighted assets, of Senior Preferred Shares to the U.S. Treasury under the Capital Purchase Program.

- The issuance of the Warrant to purchase a minimum of 104,502 of Peoples' common shares and a maximum of 313,505 of Peoples' common shares at a purchase price of $18.66 per share (trailing 20-day average closing prices of Peoples' common shares as of November 11, 2008).

- The reduction in short-term borrowings (consisting primarily of overnight advances from the Federal Home Loan Bank) using the proceeds from the Capital Purchase Program.

The "Minimum" and "Maximum" scenarios presented in the unaudited pro forma condensed consolidated financial data represent the minimum and maximum amounts which may be sold by Peoples under the Capital Purchase Program. This information is being presented solely for the purpose of providing shareholders with information that may be useful when considering and evaluating the proposed amendment to Peoples' Amended Articles of Incorporation. Peoples has received preliminary approval of its application to participate in the Capital Purchase Program and expects to sell $39,000,000 of Senior Preferred Shares to the U.S. Treasury.

We present unaudited pro forma condensed consolidated balance sheet data, including selected line items from our balance sheet and selected capital ratios, as of September 30, 2008. We also present unaudited pro forma condensed consolidated statements of income for the nine months ended September 30, 2008, and the fiscal year ended December 31, 2007. The pro forma condensed consolidated financial data may change materially from either the "Minimum" and "Maximum" scenarios based on the timing and utilization of the proceeds as well as certain other factors including the subsequent changes in Peoples' common share price and the discount rate used to determine the fair value of the Senior Preferred Shares.

The information should be read in conjunction with Peoples' audited financial statements and the related notes filed as part of its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and its unaudited consolidated financial statements and the related notes filed as part of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008.

The following unaudited pro forma condensed consolidated financial data are not necessarily indicative of Peoples' financial position or results of operations that actually would have been attained had proceeds from the Capital Purchase Program been received, or the issuance of the Warrant pursuant to the Capital Purchase Program been made, at the dates indicated, and are not necessarily indicative of Peoples' financial position or results of operations that will be achieved in the future. In addition, as noted above, Peoples' participation in the Capital Purchase Program is subject to shareholders adopting the proposed amendment to Peoples' Amended Articles of Incorporation described in this Proxy Statement.

Peoples' future results also are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those risk factors described in this Proxy Statement and those detailed from time to time in Peoples' reports filed with the SEC, including those risk factors included in the disclosure under the heading "ITEM 1A. RISK FACTORS" of Part I of Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

PEOPLES BANCORP INC. AND SUBSIDIARIES
Pro Forma Condensed Consolidated Balance Sheet Data and Capital Ratios

(Dollars in thousands)	September 30, 2008		
		Pro forma	
Balance Sheet Data:	**Actual**	**Minimum** (1)	**Maximum** (2)
Total assets	$ 1,920,388	$ 1,920,388	$ 1,920,388
Total liabilities (3)	1,723,294	1,710,294	1,684,294
Total stockholders' equity	197,094	210,094	236,094
Capital Ratios:			
Tier 1 capital ratio	12.35%	13.35%	15.35%
Total risk-based capital ratio	13.68%	14.69%	16.69%
Leverage ratio	8.66%	9.36%	10.76%
Equity to assets ratio	10.26%	10.94%	12.29%

(1) Reflects the impact of the issuance of $13 million of Senior Preferred Shares and the related Warrant to purchase 104,502 of Peoples' common shares to the U.S. Treasury under the Capital Purchase Program.

(2) Reflects the impact of the issuance of $39 million of Senior Preferred Shares and the related Warrant to purchase 313,505 of Peoples' common shares to the U.S. Treasury under the Capital Purchase Program.

(3) Assumes proceeds were initially used to reduce short-term borrowings (consisting primarily of overnight advances from the Federal Home Loan Bank).

PEOPLES BANCORP INC. AND SUBSIDIARIES
Pro Forma Condensed Consolidated Statements of Income

	Nine Months Ended September 30, 2008		
		Pro forma	
(Dollars in thousands, except per share data)	Actual	Minimum (1)	Maximum (2)
Net interest income (3)	$ 43,762	$ 44,015	$ 44,520
Provision for loan losses	14,198	14,198	14,198
Net interest income after provision for loan losses	29,564	29,817	30,322
Total other income	24,136	24,136	24,136
Total other expenses	39,979	39,979	39,979
Income before income taxes	13,721	13,974	14,479
Total income taxes (4)	3,169	3,258	3,434
Net income	**$ 10,552**	**$ 10,716**	**$ 11,045**
Less: Preferred dividends (5)	-	581	1,743
Net income available to common shareholders	**$ 10,552**	**$ 10,135**	**$ 9,302**
Earnings per share:			
Basic	**$ 1.02**	**$ 0.98**	**$ 0.90**
Diluted	**$ 1.02**	**$ 0.98**	**$ 0.89**
Weighted-average number of common shares outstanding:			
Basic	10,309,010	10,309,010	10,309,010
Diluted (6)	10,350,008	10,367,573	10,402,701

	Year Ended December 31, 2007		
		Pro forma	
(Dollars in thousands, except per share data)	Actual	Minimum (1)	Maximum (2)
Net interest income (3)	$ 53,921	$ 54,574	$ 55,879
Provision for loan losses	3,959	3,959	3,959
Net interest income after provision for loan losses	49,962	50,615	51,920
Total other income	25,364	25,364	25,364
Total other expenses	51,452	51,452	51,452
Income before income taxes	23,874	24,527	25,832
Total income taxes (4)	5,560	5,789	6,245
Net income	**$ 18,314**	**$ 18,738**	**$ 19,587**
Less: Preferred dividends (5)	-	768	2,304
Net income available to common shareholders	**$ 18,314**	**$ 17,970**	**$ 17,283**
Earnings per share:			
Basic	**$ 1.75**	**$ 1.72**	**$ 1.65**
Diluted	**$ 1.74**	**$ 1.70**	**$ 1.63**
Weighted-average number of common shares outstanding:			
Basic	10,462,933	10,462,933	10,462,933
Diluted (6)	10,529,634	10,559,963	10,620,621

(1) Reflects the impact of the issuance of $13 million of Senior Preferred Shares and the related Warrant to purchase 104,502 of Peoples' common shares to the U.S. Treasury under the Capital Purchase Program.

(2) Reflects the impact of the issuance of $39 million of Senior Preferred Shares and the related Warrant to purchase 313,505 of Peoples' common shares to the U.S. Treasury under the Capital Purchase Program.

(3) Assumes proceeds were used to reduce short-term borrowings (consisting primarily of overnight advances from the Federal Home Loan Bank). Thus, the pro forma information reflects the interest savings resulting from the lower short-term borrowings. The actual impact on net interest income would be different if Peoples utilizes a portion of the proceeds to fund loan growth. However, such impact cannot be estimated at this time as the impact would vary based on the timing of when the loans are funded and the actual rates earned on those loans.

(4) Additional income tax expense attributable to additional net interest income as described in Note 3 computed using a 35% statutory Federal tax rate.

(5) Consists of dividends on Senior Preferred Shares at a 5% annual rate as well as accretion of discount on Senior Preferred Shares upon issuance. The discount is determined based on the estimated fair value allocated to the Warrant upon issuance. The discount is accreted on a constant effective yield method (approximately 6.2%) over a five-year term. The estimated accretion is based on a number of assumptions which are subject to change. These assumptions include the discount rate (market rate at issuance) on the Senior Preferred Shares, and assumptions underlying the value of the Warrant. The proceeds are allocated based on the relative fair value of the Warrant as compared to the fair value of the Senior Preferred Shares. For the purpose of these Pro Forma Condensed Consolidated Statements of Income, the fair value of the Warrant is estimated using the Black-Scholes model. The model includes assumptions regarding Peoples' common share price, dividend yield, stock price volatility, as well as assumptions regarding the risk-free interest rate. The lower the value of the Warrant, the less negative the impact will be on net income and earnings per share available to common shareholders. The fair value of the Senior Preferred Shares is determined based on assumptions regarding the discount rate (market rate) on the Senior Preferred Shares (currently estimated at 14%). The lower the discount rate, the less negative the impact will be on net income and earnings per share available to common shareholders.

(6) As described in the section of this Proxy Statement captioned "**Terms of the Capital Purchase Program**," the U.S. Treasury would receive a Warrant to purchase a number of common shares having a market price equal to 15% of the aggregate amount of the Senior Preferred Shares purchased by the U.S. Treasury. The initial exercise price for the Warrant, and the market price for determining the number of common shares subject to the Warrant, is calculated based on the average of the closing prices of Peoples' common shares on the 20 trading days ending on the last trading day prior to the date Peoples' application for participation in the Capital Purchase Program was preliminarily approved by the U.S. Treasury, which was November 12, 2008. This pro forma information assumes Peoples issued a Warrant to purchase a minimum of 104,502 and a maximum of 313,505 common shares at an exercise price of $18.66 on January 1, 2007, and the Warrant remained outstanding for the entire period presented. The treasury stock method was used to determine dilution due to the Warrant for the periods presented.

Potential Anti-Takeover Effect of Preferred Shares

The proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation could have certain anti-takeover effects with respect to Peoples. Specifically, the authorized preferred shares could be issued so as to make it more difficult for a third party to acquire a majority of Peoples' outstanding voting stock or otherwise effect a change of control.

Subject to the exercise of its fiduciary duties to Peoples and Peoples' shareholders, the Peoples Board of Directors will not issue any preferred shares for any defensive or anti-takeover purpose or with features intended specifically to make any attempted acquisition of Peoples more difficult. Rather, the Peoples Board of Directors will issue preferred shares to facilitate business and loan growth and for the purpose of facilitating acquisitions, joint ventures, strategic alliances, capital-raising transactions and for other corporate purposes which the Board of Directors believes are in the best interests of Peoples and its shareholders. The issuance of preferred shares in connection with these purposes could nonetheless have the effect of making an acquisition of Peoples more difficult.

Peoples' Amended Articles of Incorporation and Code of Regulations contain other provisions which could potentially make a change of control of Peoples more difficult. These provisions include:

- the classification of the Board of Directors into three classes, so that each class of directors serves for three years, with one class being elected each year;

13

- the elimination of cumulative voting in the election of directors;
- the requirement that shareholder nominations of individuals for election to the Board of Directors be made in writing and delivered or mailed to the Secretary of Peoples within specified timeframes;
- the requirement that holders of shares entitling them to exercise not less than 75% of the voting power of Peoples to elect directors in place of those to be removed, vote in favor of the removal of a director from office and that such removal only be for cause; and
- the requirement of written consent of all the shareholders of Peoples in order to amend the Code of Regulations by action without a meeting.

In addition, Article SEVENTH of the Amended Articles of Incorporation of Peoples requires that, if three directors of Peoples submit a written objection to any of the following matters, not less than three days before the meeting of the shareholders at which any such matter is to be considered, to the President or Secretary of Peoples, the affirmative vote of the holders of shares entitling them to exercise at least 75% of the voting power of Peoples entitled to vote thereon is required before the matter can be implemented:

- a proposed amendment to the Amended Articles of Incorporation or the Code of Regulations of Peoples (including the provisions of the Amended Articles of Incorporation and the Code of Regulations pertaining to the right of a shareholder to nominate an individual for election as a director of Peoples, the number of directors, the right of shareholders to remove directors from office and fill vacancies in the Board of Directors, or the classified Board);
- a proposal to fix or change the number of directors of Peoples by action of the shareholders;
- an agreement of merger or consolidation;
- a proposed combination or majority share acquisition involving the issuance of shares of Peoples and requiring shareholder approval;
- a proposal to sell, lease, exchange, transfer or otherwise dispose of all or substantially all of Peoples' property and assets; or
- a proposed dissolution of Peoples.

Otherwise, a majority of the voting power of Peoples must approve any of the foregoing matters.

Certain state laws make a change in control of an Ohio corporation more difficult, even if desired by the holders of a majority of the corporation's shares. Provided below is a summary of the Ohio anti-takeover statutes.

Ohio Control Share Acquisition Statute. Section 1701.831 of the Ohio Revised Code, known as the "Ohio Control Share Acquisition Statute," provides that specified notice and informational filings and special shareholder meeting and voting procedures must occur before consummation of a proposed "control share acquisition." A control share acquisition is defined as any acquisition of shares of an "issuing public corporation" that would entitle the acquirer, directly or indirectly, alone or with others, to exercise or direct the voting power of the issuing public corporation in the election of directors within any of the following ranges:

- one-fifth or more, but less than one-third, of the voting power;

- one-third or more, but less than a majority, of the voting power; or

- a majority or more of the voting power.

An "issuing public corporation" is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. Assuming compliance with the notice and informational filing requirements prescribed by the Ohio Control Share Acquisition Statute, the proposed control share acquisition may take place only if, at a duly convened special meeting of shareholders, the acquisition is approved by both:

- a majority of the voting power of the corporation in the election of directors represented in person or by proxy at the meeting; and

- a majority of the voting power at the meeting exercised by shareholders, excluding:

    - the acquiring shareholder,

    - officers of the corporation elected or appointed by the directors of the corporation,

    - employees of the corporation who are also directors of the corporation, and

    - persons who acquire specified amounts of shares after the first public disclosure of the proposed control share acquisition.

An Ohio corporation may opt out of the provisions of the Ohio Control Share Acquisition Statute by adopting an appropriate amendment to its articles of incorporation or regulations. Peoples has not amended its Amended Articles of Incorporation or its Code of Regulations to opt out of the provisions of the Ohio Control Share Acquisition Statute.

Ohio Merger Moratorium Statute. Chapter 1704 of the Ohio Revised Code, known as the "Ohio Merger Moratorium Statute," prohibits specified business combinations and transactions between an issuing public corporation and a beneficial owner of shares representing 10% or more of the voting power of the corporation in the election of directors (an "interested shareholder") for at least three years after the interested shareholder became such, unless the board of directors of the issuing public corporation approves either (1) the transaction or (2) the acquisition of the corporation's shares that resulted in the person becoming an interested shareholder, in each case before the interested shareholder became such.

For three years after a person becomes an interested shareholder, the following transactions between the corporation and the interested shareholder (or persons related to the interested shareholder) are prohibited:

- the disposition or acquisition of an interest in assets meeting thresholds specified in the statute;

- mergers and similar transactions;

- a voluntary dissolution;

- the issuance or transfer of shares or any rights to acquire shares having a fair market value at least equal to 5% of the aggregate fair market value of the corporation's outstanding shares;

- a transaction that increases the interested shareholder's proportionate ownership of shares of the corporation; and

- the receipt of any other benefit that is not shared proportionately by all shareholders.

After the three-year period, transactions between the corporation and the interested shareholder are permitted if:

- the transaction is approved by the holders of shares with at least two-thirds of the voting power of the corporation in the election of directors (or a different proportion specified in the corporation's articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the interested shareholder; or

- the business combination results in shareholders, other than the interested shareholder, receiving a "fair market value" for their shares determined by the method described in the statute.

An Ohio corporation may opt out of the provisions of the Ohio Merger Moratorium Statute by adopting an appropriate amendment to its articles of incorporation. Peoples has not amended its Amended Articles of Incorporation to opt out of the provisions of the Ohio Merger Moratorium Statute.

Proposed Amendment to Article FOURTH

The full text of the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation is attached to this Proxy Statement as Appendix A. If the proposed amendment is adopted, Peoples' Board of Directors would be authorized to issue preferred shares in one or more series, from time to time, with full or limited voting power, or without voting power (in addition to such voting power as is provided to the holders of preferred shares for purposes of Article SEVENTH of Peoples' Amended Articles of Incorporation), and with all designations, preferences and relative, participating, optional or other special rights and privileges of, and qualifications, limitations or restrictions upon the preferred shares, as may be provided in the amendment or amendments adopted by Peoples' Board of Directors. Notwithstanding the foregoing, the voting rights of any series of preferred shares may not be greater than the voting rights of Peoples' common shares, except to the extent specifically required with respect to any series of preferred shares which may be designated for issuance to the U.S. Treasury under the Capital Purchase Program. The authority of Peoples' Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to preferred shares of any series:

- the division of the preferred shares into series and the designation and authorized number of preferred shares (up to the number of preferred shares authorized) in each series;
- the dividend rate and whether dividends are to be cumulative;
- whether preferred shares are to be redeemable, and, if so, whether redeemable for cash, property or rights;
- the liquidation rights to which the holders of preferred shares will be entitled, and the preferences, if any;
- whether the preferred shares will be subject to the operation of a sinking fund, and, if so, upon what conditions;
- whether the preferred shares will be convertible into or exchangeable for shares of any other class or of any other series of any class of capital stock and the terms and conditions of the conversion or exchange;
- the voting rights of the preferred shares, which may be full, limited or denied, except as otherwise required by law and Article SEVENTH of Peoples' Amended Articles of Incorporation; provided that the voting rights of any series of preferred shares may not be greater than the voting rights of Peoples' common shares except to the extent specifically required with respect to any series of preferred shares which may be designated for issuance to the U.S. Treasury under the Capital Purchase Program;

- the pre-emptive rights, if any, to which the holders of preferred shares will be entitled and any limitations thereon;
- whether the issuance of any additional shares, or of any shares of any other series, will be subject to restrictions as to issuance, or as to the powers, preferences or rights of any of these other series; and
- any other relative, participating, optional or other special rights and privileges, and qualifications, limitations or restrictions.

The common shares are the only class of stock of Peoples presently outstanding. The actual effect of the issuance of any preferred shares upon the rights of holders of common shares cannot be stated until the Board of Directors determines the specific rights of any preferred shares. However, the effects might include, among other things, restricting dividends on the common shares, diluting the voting power of the common shares, reducing the market price of the common shares or impairing the liquidation rights of the common shares without further action by the shareholders. For a discussion of the effect upon the rights of holders of common shares of the issuance of Senior Preferred Shares under the U.S. Treasury's Capital Purchase Program, see "**Terms of the Capital Purchase Program**" beginning on page 7.

Holders of Peoples' common shares will not have pre-emptive rights with respect to the preferred shares. Similarly, holders of Peoples' common shares will not have pre-emptive rights with respect to any common shares which may be delivered upon exercise of the Warrant.

Except for the Senior Preferred Shares contemplated by the U.S. Treasury's Capital Purchase Program, Peoples has no present intention or agreement to issue any of the preferred shares.

PEOPLES' BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE AMENDMENT TO ARTICLE FOURTH OF PEOPLES' AMENDED ARTICLES OF INCORPORATION TO AUTHORIZE PEOPLES TO ISSUE UP TO 50,000 PREFERRED SHARES.

ADJOURNMENT OF THE SPECIAL MEETING
(Item 2 on Proxy Card)

In the event there are not sufficient votes at the time of the Special Meeting to adopt the proposed amendment to Article FOURTH of Peoples' Amended Articles of Incorporation, Peoples' management may propose to adjourn the Special Meeting to a later date or dates in order to permit the solicitation of additional proxies. Under Ohio law and the provisions of Peoples' Code of Regulations, no notice of an adjourned meeting need be given to you if the date, time and place of the adjourned meeting are fixed and announced at the Special Meeting.

In order to permit proxies that have been received by Peoples at the time of the Special Meeting to be voted for an adjournment, if necessary, Peoples has submitted the proposal to adjourn the Special Meeting to you as a separate matter for your consideration.

In this proposal, Peoples is asking you to authorize the holder of any proxy solicited by its Board of Directors to vote in favor of adjourning the Special Meeting and any later adjournments. If Peoples' shareholders approve the proposal to adjourn the Special Meeting, Peoples could adjourn the Special Meeting, and any adjourned session of the Special Meeting, to use the additional time to solicit additional proxies in favor of the proposal to amend Article FOURTH of Peoples' Amended Articles of Incorporation, including the solicitation of proxies from the shareholders that have previously voted against such proposal to amend Article FOURTH of Peoples' Amended Articles of Incorporation. As a result, even if proxies representing a sufficient number of votes against the proposal to amend Article FOURTH of Peoples' Amended Articles of Incorporation have been received, Peoples could adjourn the Special Meeting without a vote on the proposal to amend Article FOURTH of Peoples' Amended Articles of Incorporation and seek to convince the holders of those common shares to change their votes to votes in favor of the adoption of the amendment to Article FOURTH of Peoples' Amended Articles of Incorporation.

The proposal to adjourn the Special Meeting must be approved by the holders of a majority of the Peoples common shares present in person or by properly executed proxy and entitled to vote at the Special Meeting.

Peoples' Board of Directors believes that if the number of common shares present or represented at the Special Meeting and voting in favor of the proposal to adopt the amendment to Article FOURTH of Peoples' Amended Articles of Incorporation is insufficient to adopt the amendment, it is in the best interests of the shareholders to enable the Board of Directors, for a limited period of time, to continue to seek to obtain a sufficient number of additional votes to adopt the amendment.

PEOPLES' BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES, IN THE EVENT THERE ARE NOT SUFFICIENT VOTES AT THE TIME OF THE SPECIAL MEETING TO ADOPT THE PROPOSED AMENDMENT TO ARTICLE FOURTH OF PEOPLES' AMENDED ARTICLES OF INCORPORATION.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 1, 2008 (except as otherwise noted), certain information concerning the beneficial ownership of common shares by the only entities known by Peoples to be the beneficial owner of more than 5% of Peoples' outstanding common shares:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Peoples Bank, National Association – Trustee 138 Putnam Street P.O. Box 738 Marietta, OH 45750-0738	1,006,610 (2)	9.65%
Franklin Resources, Inc. Charles B. Johnson Rupert H. Johnson, Jr. Franklin Advisory Services, LLC One Franklin Parkway San Mateo, CA 94403-1906	976,047 (3)	9.36%
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	804,257 (4)	7.71%

(1)   The "Percent of Class" computation is based on 10,426,132 common shares outstanding and entitled to vote on December 1, 2008.

(2)   Includes beneficial ownership of Peoples Bank, National Association ("Peoples Bank") through Peoples Financial Advisors, a division of Peoples Bank, in the following manner: 136,864 common shares with shared investment and sole voting power; 696,730 common shares with shared investment and shared voting power; 162,477 common shares with sole voting and sole investment power; and 10,539 common shares with sole investment and shared voting power. The officers and directors of Peoples Bank and Peoples disclaim beneficial ownership of the common shares beneficially owned by Peoples Bank through Peoples Financial Advisors.

(3)   Based on information contained in a Schedule 13G amendment, dated January 24, 2008, filed with the SEC on February 4, 2008, on behalf of Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Advisory Services, LLC to report their beneficial ownership of common shares of Peoples as of December 31, 2007. These common shares are reported to be beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc., including Franklin Advisory Services, LLC and Franklin Templeton Portfolio Advisors, Inc., which are investment adviser subsidiaries of Franklin Resources, Inc. The investment management contracts generally grant to the respective investment adviser subsidiary all voting and/or investment power over the common shares owned by the advisory clients. However, the Schedule 13G amendment reports that, to the extent that the underlying client under a managed account investment management arrangement advised by Franklin Templeton Portfolio Advisors, Inc. has retained voting power over any common shares, Franklin Templeton Portfolio Advisors, Inc. disclaims any power to vote or direct the vote of such common shares. The Schedule 13G amendment reports that Franklin Advisory Services, LLC had sole voting power as to 962,047 common shares and sole investment power as to 974,847 common shares and that Franklin Templeton Portfolio Advisors, Inc. had sole voting

(except as previously noted) and sole investment power as to 1,200 common shares. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Charles B. Johnson and Rupert H. Johnson, Jr. are reported to be the principal stockholders of Franklin Resources, Inc., and together with Franklin Resources, Inc., each may be deemed to be, for purposes of Rule 13d-3 under the Exchange Act, the beneficial owner of the common shares held by persons and entities advised by the investment adviser subsidiaries of Franklin Resources, Inc. However, each of Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Advisory Services, LLC and Franklin Templeton Portfolio Advisors, Inc. expressly disclaimed any pecuniary interest (direct financial interest) or beneficial ownership in any of the common shares covered by the Schedule 13G amendment and they believe they are not a "group" within the meaning of Rule 13d-5 under the Exchange Act.

(4) Based on information contained in a Schedule 13G amendment, dated February 6, 2008, filed with the SEC on February 6, 2008, on behalf of Dimensional Fund Advisors LP to report its beneficial ownership of common shares of Peoples as of December 31, 2007. The Schedule 13G amendment reported that Dimensional Fund Advisors LP had sole voting and investment power as to 804,257 common shares, all of which were held in portfolios of four registered investment companies to which Dimensional Fund Advisors LP furnishes investment advice and of certain other commingled group trusts and separate accounts for which Dimensional Fund Advisors LP serves as investment manager. The common shares reported were owned by the investment companies, trusts and accounts. Dimensional Fund Advisors LP disclaimed beneficial ownership of the reported common shares.

The following table sets forth, as of December 1, 2008, certain information with respect to the common shares beneficially owned by each current director of Peoples, by each current executive officer of Peoples and by all current executive officers and directors of Peoples as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)			
	Common Shares Presently Held	Common Shares Which Can Be Acquired Upon Exercise of Options Currently Exercisable or Options First Becoming Exercisable Within 60 Days	Total	Percent of Class (2)
Carl L. Baker, Jr.	81,637 (3)	7,984	89,621	(4)
Mark F. Bradley (5)	9,482 (6)	21,852	31,334	(4)
George W. Broughton	178,720 (7)	4,665	183,385	1.76%
Frank L. Christy	83,197 (8)	7,298	90,495	(4)
Wilford D. Dimit	55,852 (9)	8,386	64,238	(4)
Richard Ferguson	713 (10)	2,355	3,068	(4)
Deborah K. Hill (5)	1,619	0	1,619	(4)
David L. Mead	3,100 (11)	600	3,700	(4)
Robert W. Price	15,680 (12)	5,820	21,500	(4)
Theodore P. Sauber	130,188 (13)	2,355	132,543	1.27%
Carol A. Schneeberger (5)	27,741 (14)	16,651	44,392	(4)
Edward G. Sloane (5)	2,289 (15)	0	2,289	(4)
Paul T. Theisen	24,225 (16)	7,550	31,775	(4)
David T. Wesel (5)	5,632 (17)	2,425	8,057	(4)
Joseph H. Wesel	37,926 (18)	5,820	43,746	(4)
Thomas J. Wolf	20,600 (19)	3,510	24,110	(4)
Joseph S. Yazombek (5)	42,434 (20)	24,268	66,702	(4)
All current directors and executive officers as a group (numbering 17)	721,035 (21)	121,539	842,574	7.99%

(1) Unless otherwise indicated in the footnotes to this table, the beneficial owner has sole voting and investment power with respect to all of the common shares reflected in the table. All fractional common shares have been rounded down to the whole common share. The mailing address of each of the current executive officers and directors of Peoples is 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738.

(2) The "Percent of Class" computation is based on the sum of (i) 10,426,132 common shares outstanding and entitled to vote on December 1, 2008, and (ii) the number of common shares, if any, as to which the named individual or group has the right to acquire beneficial ownership upon the exercise of options which are currently exercisable or will first become exercisable within 60 days after December 1, 2008.

(3) Includes 5,777 common shares held in an investment account by Carl L. Baker, Jr., as to which Mr. Baker exercises sole voting and investment power. Includes 8,352 common shares held by B & N Coal, Inc., as to which Mr. Baker exercises shared voting and investment power. Also includes (i) 8,943 common shares held by Mr. Baker as Trustee of the Gilbert Baker Trust, as to which Mr. Baker exercises sole voting and investment power, (ii) 44,942 common shares held by Mr. Baker as Trustee of the Jewell Baker Trust, as to which Mr. Baker exercises sole voting and investment power, and (iii) 2,000 common shares held by Mr. Baker as Trustee of Baker Investments LLC, as to which Mr. Baker exercises sole voting and investment power. Does not include 274 common shares accrued to Mr. Baker's account under the Peoples Bancorp Inc.

Deferred Compensation Plan for Directors of Peoples Bancorp Inc. and Subsidiaries (the "Deferred Compensation Plan for Directors"), as to which Mr. Baker has no voting or investment power.

(4) Reflects beneficial ownership of less than 1% of the outstanding common shares.

(5) Executive officer of Peoples. Mark F. Bradley also serves as a director of Peoples.

(6) Does not include 1,549 common shares accrued to Mark F. Bradley's account under the Deferred Compensation Plan for Directors, as to which Mr. Bradley has no voting or investment power. Includes 6,500 common shares allocated to the account of Mr. Bradley in the Retirement Savings Plan, as to which Mr. Bradley has the power to direct the voting and investment.

(7) Includes 5,111 common shares held by George W. Broughton as custodian for his children, as to which Mr. Broughton has sole voting and investment power. Includes 558 common shares held by Broughton Commercial Properties, LLC, as to which Mr. Broughton exercises sole voting and investment power. Includes 16,789 common shares held by Mr. Broughton as Trustee of the George W. Broughton and Nancy R. Broughton Retained Annuity Trust, as to which Mr. Broughton has shared voting and investment power. Includes 13,374 common shares held in an IRA account by Peoples Bank as custodian, as to which Mr. Broughton exercises sole voting and investment power. Does not include 16,333 common shares held of record and beneficially owned by Mr. Broughton's wife, as to which Mr. Broughton has no voting or investment power and disclaims beneficial ownership. Does not include 1,354 common shares accrued to Mr. Broughton's account under the Deferred Compensation Plan for Directors, as to which Mr. Broughton has no voting or investment power. As of December 1, 2008, 558 common shares held by Broughton Commercial Properties, LLC and 9,306 common shares held by Mr. Broughton had been pledged as security.

(8) Includes 70,115 common shares held in the Riverbank Restaurants Inc. Agency Account at Peoples Bank, as to which Frank L. Christy exercises shared voting and investment power with Peoples Bank. Also includes 979 common shares held in an investment account by Mr. Christy, as to which Mr. Christy exercises sole voting and investment power. Also includes 11,503 common shares held by Mr. Christy as Co-Trustee of the F. Leonard Christy Trust, as to which Mr. Christy exercises shared voting and investment power.

(9) Includes 23,849 common shares held in the Wilford D. Dimit Trust Investment Account at Peoples Bank, as to which Mr. Dimit exercises shared voting and investment power with Peoples Bank. Also includes 31,696 common shares held in the Marjorie E. Dimit Trust Investment Account at Peoples Bank, as to which Wilford D. Dimit exercises shared voting and investment power with Peoples Bank. Does not include 24,621 common shares accrued to Mr. Dimit's account under the Deferred Compensation Plan for Directors, as to which Mr. Dimit has no voting or investment power.

(10) Includes 103 common shares allocated to the account of Richard Ferguson in the Ferguson Consulting, LLC retirement savings plan, as to which Mr. Ferguson has the power to direct the voting and investment. Does not include 4,169 common shares accrued to Mr. Ferguson's account under the Deferred Compensation Plan for Directors, as to which Mr. Ferguson has no voting or investment power.

(11) Includes 2,500 common shares held in an investment account by David L. Mead, as to which Mr. Mead exercises sole voting and investment power. Does not include 2,048 common shares accrued to Mr. Mead's account under the Deferred Compensation Plan for Directors, as to which Mr. Mead has no voting or investment power.

(12) Includes 11,165 common shares held in the Robert W. Price Investment Account, as to which Mr. Price exercises sole investment and voting power. Does not include 5,844 common shares

accrued to Mr. Price's account under the Deferred Compensation Plan for Directors, as to which Mr. Price has no voting or investment power.

(13) Includes 56,173 common shares held in the Carol J. Sauber Trust Account at Peoples Bank, as to which Theodore P. Sauber exercises shared investment and voting power with Peoples Bank. Includes 65,594 common shares held in the Theodore P. Sauber Trust Account at Peoples Bank, as to which Mr. Sauber exercises shared investment and voting power with Peoples Bank. Includes 8,121 common shares held in an IRA account by Peoples Bank as custodian, as to which Mr. Sauber exercises shared investment and voting power with Peoples Bank.

(14) Includes 8,435 common shares held jointly by Carol A. Schneeberger with her husband, as to which Ms. Schneeberger exercises shared voting and investment power. Includes 12,427 common shares allocated to the account of Ms. Schneeberger in the Retirement Savings Plan, as to which Ms. Schneeberger has the power to direct the voting and investment.

(15) Includes 289 common shares allocated to the account of Mr. Sloane in the Retirement Savings Plan, as to which Mr. Sloane has the power to direct the voting and investment.

(16) Does not include 6,126 common shares accrued to Paul T. Theisen's account under the Deferred Compensation Plan for Directors, as to which Mr. Theisen has no voting or investment power.

(17) Includes 2,789 common shares held jointly by David T. Wesel with his wife, as to which Mr. Wesel exercises shared voting and investment power. Includes 2,040 common shares held by David T. Wesel as custodian for his children.

(18) Does not include 14,879 common shares held in the Luada Wesel Estate Plan Trust Investment Account at Peoples Bank, as to which: (i) Joseph H. Wesel has no voting or investment power and disclaims beneficial ownership and (ii) Peoples Bank shares voting and investment power with Luada Wesel. Does not include 8,361 common shares accrued to Mr. Wesel's account under the Deferred Compensation Plan for Directors, as to which Mr. Wesel has no voting or investment power. Does not include 16,986 common shares in the Joseph and Lu Wesel Grandchildren's Trust, as to which Peoples Bank has sole investment and voting power.

(19) As of December 1, 2008, 20,000 common shares held by Mr. Wolf had been pledged as security.

(20) Includes 26,435 common shares held jointly by Joseph S. Yazombek and with his wife, as to which Mr. Yazombek exercises shared voting and investment power. Includes 15,169 common shares allocated to the account of Mr. Yazombek in the Retirement Savings Plan, as to which Mr. Yazombek has the power to direct the voting and investment.

(21) Includes common shares held jointly by current directors and executive officers with other persons, as well as 34,385 common shares allocated to the accounts of all current executive officers of Peoples in the Retirement Savings Plan. See notes (3) and (6) through (20) above.

"HOUSEHOLDING" OF PROXY MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials to households. This method of delivery, often referred to as "householding," would permit Peoples to send a single annual report, proxy statement or Notice of Internet Availability of Proxy Materials, as applicable, to any household at which two or more different shareholders reside if Peoples reasonably believes such shareholders are members of the same family or otherwise share the same address or that one shareholder has multiple accounts. In each case, the shareholder(s) must consent to the householding process, and may at any time request that Peoples promptly deliver to such shareholder(s) a separate copy of the proxy materials subject to householding. Each shareholder would continue to receive a separate notice of meeting of shareholders and proxy card. The householding procedure is intended to reduce the volume of duplicate information shareholders receive and reduce Peoples' expenses. Peoples does not currently practice householding, but may institute householding in the future and will notify registered shareholders affected by householding at that time.

Many brokers, financial institutions and other nominees have instituted householding. If your family has one or more "street name" accounts under which you beneficially own common shares of Peoples, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact your nominee directly if you have questions, require additional copies of this proxy statement or if you wish to revoke your decision to household and thereby receive multiple copies of proxy materials. You should also contact your nominee if you wish to institute householding.

SHAREHOLDER PROPOSALS FOR 2009 ANNUAL MEETING

Nomination of Individual for Election as a Director

Any shareholder who wishes to nominate an individual for election as a director at an annual meeting of the shareholders of Peoples must comply with the provisions of Peoples' Code of Regulations governing shareholder nominations. Shareholder nominations must be made in writing and delivered or mailed to the Corporate Secretary of Peoples not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if less than 21 days' notice of the meeting is given to the shareholders, the nomination must be delivered or mailed to the Corporate Secretary of Peoples not later than the close of business on the seventh day following the day on which the notice of the meeting was mailed to the shareholders. Peoples' 2009 Annual Meeting of Shareholders is currently scheduled to be held on April 23, 2009. Each shareholder nomination must contain the following information to the extent known by the nominating shareholder:

- the name, age, business address and residence address of each proposed nominee;

- the principal occupation or employment of each proposed nominee;

- the number of Peoples common shares beneficially owned by each proposed nominee and by the nominating shareholder; and

- any other information required to be disclosed with respect to a nominee for election as a director under the SEC's proxy rules.

Each nomination must be accompanied by the written consent of the proposed nominee to serve as a director of Peoples if elected. Nominations not made in accordance with the above requirements and Peoples' Code of Regulations will not be considered.

Shareholder Proposals

Proposals by shareholders intended to be presented at the 2009 Annual Meeting of Shareholders (the "2009 Annual Meeting") must have been received by the Corporate Secretary of Peoples no later than November 14, 2008, to be eligible for inclusion in Peoples' proxy, notice of meeting, proxy statement and Notice of Internet Availability of Proxy Materials relating to the 2009 Annual Meeting. Peoples will not be required to include in its proxy, notice of meeting, proxy statement or Notice of Internet Availability of Proxy Materials, a shareholder proposal that is received after that date or that otherwise fails to meet the requirements for shareholder proposals established by the applicable SEC rules.

The SEC has promulgated rules relating to the exercise of discretionary voting authority under proxies solicited by the Board of Directors. If a shareholder intends to present a proposal at the 2009 Annual Meeting without inclusion of that proposal in Peoples' proxy materials and written notice of the proposal is not received by the Corporate Secretary of Peoples by January 28, 2009, or if Peoples meets other requirements of the applicable SEC rules, the proxies solicited by the Board of Directors for use at the 2009 Annual Meeting will confer discretionary authority to vote on the proposal should it then be raised at the 2009 Annual Meeting.

In each case, written notice must be given to Peoples' Corporate Secretary, whose name and address are:

> Rhonda L. Mears
> Corporate Secretary
> Peoples Bancorp Inc.
> 138 Putnam Street
> P.O. Box 738
> Marietta, Ohio 45750-0738

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC's rules allow Peoples to incorporate by reference certain information into this Proxy Statement. This means that Peoples can disclose important information to you by referring you to another document separately filed with or furnished to the SEC. The information incorporated by reference is deemed to be part of this Proxy Statement, except for any information superseded by information contained in this Proxy Statement or in later-filed documents incorporated by reference in this Proxy Statement. You should read the information relating to Peoples contained in this Proxy Statement together with the information incorporated by reference into this Proxy Statement.

This Proxy Statement incorporates by reference the following items of Part II of Peoples' Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2007:

- Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation;

- Item 7A. Quantitative and Qualitative Disclosures About Market Risk;

- Item 8. Financial Statements and Supplementary Data; and

- Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

This Proxy Statement incorporates by reference the following items of Part I of Peoples' Quarterly Reports on Form 10-Q filed with the SEC for the quarterly periods ended March 31, 2008, June 30, 2008, and September 30, 2008, respectively:

- Item 1. Financial Statements;

- Item 2. Management's Discussion and Analysis of Results of Operation and Financial Condition; and

- Item 3. Quantitative and Qualitative Disclosures About Market Risk.

This Proxy Statement also incorporates by reference any documents filed by Peoples with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Proxy Statement and prior to the Special Meeting to be held on January 22, 2009, which documents shall automatically update and, where applicable, supersede any information incorporated by reference into this Proxy Statement.

Peoples will provide, without charge, to each person to whom this Proxy Statement is delivered, upon written or oral request of such person and by first class mail or other equally prompt means within one business day of receipt of such request, a copy of any or all of the information referred to above that has been or may be incorporated by reference into this Proxy Statement, including exhibits that are specifically incorporated by reference into those items. Requests should be submitted in writing or by telephone to Rhonda L. Mears, Corporate Secretary, Peoples Bancorp Inc., 138 Putnam Street, P.O. Box 738, Marietta, Ohio 45750-0738, Telephone: (740) 373-7723.

You may also read and copy the reports, proxy statements and other information filed by Peoples with the SEC at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC for more information on the operation of the Public Reference Room at 1-800-SEC-0330.

Peoples is an electronic filer, and the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the following website: http://www.sec.gov. Peoples' filings with the SEC can also be found on the Internet website maintained by Peoples at http://www.peoplesbancorp.com (this uniform resource locator, or URL, is an inactive textual reference only and is not intended to incorporate Peoples' website into this Proxy Statement).

Representatives of Ernst & Young LLP, Peoples' independent registered public accounting firm, are expected to be present at the Special Meeting, will have the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors knows of no matter that will be presented for action by the shareholders at the Special Meeting other than those matters discussed in this Proxy Statement. However, if any other matter requiring a vote of the shareholders should properly come before the Special Meeting, including matters relating to the conduct of the Special Meeting, the individuals acting under the proxies solicited by the Board of Directors will vote and act according to their best judgments in light of the conditions then prevailing, to the extent permitted under applicable law.

It is important that your proxy card be completed, signed and returned promptly. If you do not expect to attend the Special Meeting in person, please complete, sign and return the enclosed proxy card in the self-addressed envelope furnished herewith.

By Order of the Board of Directors,

Mark F Bradley

December 17, 2008

MARK F. BRADLEY
President and Chief Executive Officer

**Proposed Amendment to Article FOURTH
of Amended Articles of Incorporation of
Peoples Bancorp Inc.**

Article FOURTH shall be amended and restated in its entirety as follows:

FOURTH: The authorized number of shares of the Corporation shall be Twenty-Four Million Fifty Thousand (24,050,000), consisting of Twenty-Four Million (24,000,000) common shares, each without par value (the "common shares"), and Fifty Thousand (50,000) preferred shares, each without par value (the "preferred shares").

The directors of the Corporation are hereby authorized to provide for the issuance of, and to issue, one or more series of preferred shares and, in connection with the creation of any such series, to adopt an amendment or amendments to the Articles of the Corporation determining, in whole or in part, the express terms of any such series to the fullest extent now or hereafter permitted under Ohio law, including, but not limited to, determining: the division of such shares into series and the designation and authorized number of shares of each series; dividend or distribution rights; dividend rate; liquidation rights, preferences and price; redemption rights and price; sinking fund requirements; voting rights (in addition to such voting rights as are provided to the holders of preferred shares for purposes of Article SEVENTH of Peoples' Amended Articles of Incorporation); pre-emptive rights; conversion rights; restrictions on the issuance of shares; and other relative, participating, optional or other special rights and privileges of each such series and the qualifications, limitations or restrictions thereof. Notwithstanding the foregoing, in no event shall the voting rights of any series of preferred shares be greater than the voting rights of the common shares, except to the extent specifically required with respect to any series of preferred shares which may be designated for issuance to the United States Department of the Treasury under the TARP Capital Purchase Program instituted under the Emergency Economic Stabilization Act of 2008. In the event that at any time the directors of the Corporation shall have established and designated one or more series of preferred shares consisting of a number of shares which constitutes less than all of the authorized number of preferred shares, the remaining authorized preferred shares shall be deemed to be shares of an undesignated series of preferred shares until designated by the directors of the Corporation as being part of a series previously established or a new series then being established by the directors. Without limiting the generality of the foregoing, and subject to the rights of any series of preferred shares then outstanding, the amendment providing for issuance of any series of preferred shares may provide that such series shall be superior or rank equally or be junior to the preferred shares of any other series to the extent permitted by Ohio law.


PEOPLES BANCORP INC.
SPECIAL MEETING OF SHAREHOLDERS

Monday, January 22, 2009
11:00 a.m., Eastern Time

Delta Queen Room
Lafayette Hotel
101 Front Street
Marietta, Ohio 45750


 **Peoples Bancorp Inc.**
P.O. Box 738
Marietta, Ohio 45750   **proxy**

This proxy is solicited by the Board of Directors for use at the Special Meeting of Shareholders to be held on January 22, 2009.

The common shares of Peoples Bancorp Inc. ("Peoples") as to which you have voting authority, including those held on your behalf in a trust account, under Peoples' Dividend Reinvestment Plan or under Peoples' Retirement Savings Plan, will be voted as you specify on the reverse side of this proxy card.

If no choice is specified, the common shares of Peoples represented by this proxy card will be voted, if permitted by applicable law, "FOR" the Proposal in Item No. 1 and "FOR" the Proposal in Item No. 2.

By signing this proxy card, you revoke all prior proxies to vote the common shares of Peoples you are entitled to vote at the Special Meeting of Shareholders and appoint Mark F. Bradley and Richard Ferguson, and each of them with full power of substitution, as your proxies to attend the Special Meeting of Shareholders and vote your common shares of Peoples on the matters shown on the reverse side and in their discretion, to the extent permitted by applicable law, on any other matters (none known at the time of solicitation of this proxy) which may properly come before the Special Meeting of Shareholders and all adjournments thereof.


Peoples Bancorp (w/logo)® is a federally registered service mark of Peoples Bancorp Inc.

See reverse side for voting instructions.


Please detach here

The Board of Directors Recommends a Vote "FOR" the
Proposal in Item No. 1 and "FOR" the Proposal in Item No. 2.

1.   Adoption of amendment to Article FOURTH of Peoples' Amended Articles of Incorporation to
        authorize Peoples to issue up to 50,000 preferred shares.

                    ☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

2.   Approval of adjournment of the Special Meeting of Shareholders, if necessary, to solicit additional
        proxies, in the event there are not sufficient votes at the time of the Special Meeting of
        Shareholders to adopt the proposed amendment to Article FOURTH of Peoples' Amended
        Articles of Incorporation.

                    ☐ **FOR**   ☐ **AGAINST**   ☐ **ABSTAIN**

**THE COMMON SHARES REPRESENTED BY THIS PROXY CARD, WHEN PROPERLY
EXECUTED, WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE
VOTED <u>FOR</u> THE PROPOSAL IN ITEM NO. 1 AND <u>FOR</u> THE PROPOSAL IN ITEM NO. 2. IF
ANY OTHER MATTERS ARE PROPERLY BROUGHT BEFORE THE SPECIAL MEETING OF
SHAREHOLDERS, OR ANY ADJOURNMENT THEREOF, THE COMMON SHARES
REPRESENTED BY THIS PROXY CARD WILL BE VOTED IN THE DISCRETION OF THE
INDIVIDUALS DESIGNATED TO VOTE THIS PROXY, TO THE EXTENT PERMITTED BY
APPLICABLE LAW, ON SUCH MATTERS.**

Address Change? Mark Box ☐ and indicate changes below:

Date: _____

Signature(s) in Box

Please sign exactly as your name(s) appears on this
proxy card. If common shares are held in joint
tenancy, all persons must sign. Trustees,
administrators, executors, guardians, attorneys,
agents, etc., must include title and authority.
Corporations must provide full name of corporation
and title of authorized officer signing this proxy
card.